BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEW YORK	610 Newport Center Drive, 17th Floor Newport Beach, California 92660-6429 TELEPHONE (949) 760-9600 FACSIMILE (949) 823-6994 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

OUR FILE NUMBER 843,143-020 WRITER’S DIRECT DIAL (949) 823-6980 WRITER’S E-MAIL ADDRESS aterner@omm.com

August 24, 2010

VIA EDGAR AND BY FACSIMILE

Ms. Sonia Barros

Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sabra Health Care REIT, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed July 14, 2010
File No. 333-167040

Dear Ms. Barros:

On behalf of Sabra Health Care REIT, Inc. (“Sabra”), a subsidiary of Sun Healthcare Group, Inc. (“Sun”), this letter sets forth Sabra’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 3, 2010 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”). For the convenience of the Staff, each of the Staff’s comments is restated in italics prior to the response to such comment.

Sabra has concurrently filed via EDGAR Amendment No. 2 to the Registration Statement, which includes revisions to the Registration Statement in response to the Staff’s comments in the Comment Letter as described herein as well as other updated information (“Amendment No. 2”). Concurrently with this filing, SHG Services, Inc. (“New Sun”) has also filed via EDGAR Amendment No. 2 to its Registration Statement on Form S-1. Unless otherwise noted, all capitalized terms used herein have the same meaning as set forth in the Registration Statement and all page number references used herein refer to the page numbers in Amendment No. 2.

General

1.	Please update the consents for independent registered public accounting firms and reference the amendments to the Form S-1.

Ms. Sonia Barros, August 24, 2010

Response: Updated consents of Sun’s independent registered public accounting firms are included as exhibits to the Registration Statement.

2.	We note your response to comment three from our letter dated June 21, 2010. Please note that we may have additional comments on your revised disclosure describing these events. Please also file your debt commitment letters as exhibits to the registration statement when they are available.

Response: Neither New Sun nor Sabra has obtained debt commitment letters yet, but each expects to do so prior to seeking acceleration of the effectiveness of the Registration Statement, in which event New Sun and Sabra will file such debt commitment letters as exhibits to their respective registration statement. However, please note that to the extent Sabra or New Sun determine to seek high yield debt financing, they would not expect to obtain commitment letters for such high yield financing as it would not be market practice to do so. Please also note that we expect to revise the indebtedness disclosure included in the Registration Statement prior to seeking acceleration of its effectiveness to provide more details concerning the amount, terms and structure of the indebtedness expected to be incurred by New Sun and Sabra prior to the Separation.

3.	We note your response to comment four from our letter dated June 21, 2010 and the revised disclosure on page 55. Please further revise to explain how the aggregate distribution amount to Sun’s stockholders of $13 million to assist with U.S. federal income taxes was arrived at. We also note your disclosure that the amount of the cash distribution may change. Please revise your disclosure to provide an aggregate and per share range of how much the distribution may change.

Response: The disclosure on pages 56-57 has been revised to explain how the aggregate distribution amount to Sun’s stockholders of $13 million was arrived at and to provide an aggregate and per share range of how the distribution may change.

4.	We note your response to comment five from our letter dated June 21, 2010. Based on our conversations with the Office of the Chief Accountant of our Division of Corporation Finance and the requirements of Item 303 of Regulation S-K, we continue to believe that you should provide an MD&A, discussion for Sabra. Please revise accordingly. To the extent you believe a particular section of Item 303 is not applicable, please provide us with your basis for omitting the disclosure. Furthermore, we note that Sabra does not have any historical operating results; in light of this, please consider including a discussion of your plan of operation for the REIT.

Response: The Registration Statement has been revised to include an MD&A discussion for Sabra, beginning on page 180. Since Sabra does not have any historical operating results, the MD&A discussion does not include a period to period comparison of operating results for Sabra.

5.	We note that you intend to pursue investments where you provide capital funding to healthcare operators and that you may invest in securities of entities engaged in real

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estate activities or securities of other issuers. Please provide us with a detailed analysis of how your or your subsidiaries’ investment strategy will not require you or your subsidiaries to register as an investment company under the Investment Company Act of 1940. Further, please note that we will refer your response to Rochelle Plesset in the Division of Investment Management for further review. Her phone number is 202-551-6840.

Response: Lending funds to healthcare operators is not a key component of Sabra’s business strategy. The disclosure under the bullet point heading “Capital Source to Underserved Operators” was intended to refer to the opportunity that Sabra believes will be available to it to acquire small to midsize healthcare properties where the operator owns the property, but does not have sufficient financing to continue to operate the property or seeks a liquidity event. In such instances, Sabra believes that its initially modest size will enable it to be more nimble than its larger competitors in responding to the capital needs of such owners/operators by potentially acquiring such properties and then leasing those properties back to the operator on a long-term triple-net lease basis. The disclosure on page 108 has been revised to clarify this point. Further, as currently disclosed on page 113, Sabra has no present intention to invest in securities of entities engaged in real estate activities or securities of other issuers.

Sabra is aware of the requirements of the Investment Company Act of 1940 (the “1940 Act”) and, based upon its assets and operations, does not expect that it or any of its subsidiaries will come within the definition of an investment company under the 1940 Act. Sabra understands the provisions of the 1940 Act and intends to conduct its business such that at no time will it be an investment company as defined under the 1940 Act, and therefore required to register as an investment company under the 1940 Act. Specifically, Sabra (a) is not and will not hold itself out as being engaged primarily, nor does it propose to engage primarily, in the business of investing, reinvesting or trading in securities, (b) is not engaged in, and does not propose to engage in, the business of issuing Face-amount certificates of the installment type (as such term is defined in the 1940 Act) and had and has no such certificate outstanding and (c) does not propose to acquire Investment Securities (as defined in the 1940 Act) having a value exceeding 40% of the value of Sabra’s total assets, on an unconsolidated basis.

Summary, page 11

Business Segments, page 11

SHG Services, Inc., page 12

6.	You disclose that New Sun will retain ownership of four healthcare properties that are located in Georgia, Maryland, Massachusetts and Wyoming as well as administrative office buildings in Albuquerque, New Mexico. Please provide additional disclosure regarding why New Sun will retain the New Sun Retained Properties and how Sun decided that New Sun would retain these specific properties instead of allowing them to be held by Sabra.

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Response: The disclosure on page 96 has been revised to provide additional detail as to why New Sun will hold these properties instead of the properties being transferred to Sabra.

Risk Factors, page 27

7.	Please add a risk factor describing the risks associated with the fact that Sabra will only have six to ten full-time employees. Please also clarify, on page 105, whether such number of employees will include Sabra’s executive officers.

Response: A new risk factor entitled “Sabra will have a limited number of employees and, accordingly, the loss of any of its employees could harm Sabra’s operations” has been added on page 44 to describe the risks associated with the anticipated limited number of Sabra employees at the time of the Separation. Disclosure has also been added on page 109 to clarify that the estimate of six to ten full-time employees includes Sabra’s executive officers.

The Proposals, page 51

Background and Reasons for the Separation and REIT Conversion, page 51

8.	We note that MTS made multiple presentations to the board of directors of Sun that included possible transaction structures and a discussion of the advantages and disadvantages to Sun of pursuing a spinoff of its real estate assets. Please provide the disclosure called for by Item 4(b) and Item 21(c) of Form S-4. Please also disclose the main advantages and disadvantages that were discussed.

Response: The section titled “The Proposals—Background for the Separation and REIT Conversion,” beginning on page 50, has been revised to provide the additional disclosures required by Item 4(b) of Form S-4 regarding the presentations provided to Sun’s board of directors by MTS. We believe that the additional disclosures summarize the material information included in these presentations.

In addition, in response to the last part of the Staff’s comment, the section titled “The Proposals—Background for the Separation and REIT Conversion” has been further revised, on page 51, to disclose the main advantages and disadvantages that were discussed and considered by the board of directors regarding the possible transaction structures.

9.	We note your response to comment 29 from our letter dated June 21, 2010 and reissue that comment. Please describe the method of selection of each of the financial advisors.

Response: The section titled “The Proposals—Background for the Separation and REIT Conversion,” beginning on page 50, has been revised in response to the Staff’s comment.

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10.	We note that on February 17, 2010, Sun’s board of directors discussed advantages and disadvantages of the alternatives presented to it. Please describe the alternatives presented in greater detail. Please also disclose the main advantages and disadvantages that were discussed. We also note that Sun’s board of directors also met independently of management to discuss matters presented at the meeting. Please disclose what occurred at this separate meeting of only board members.

Response: The section titled “The Proposals—Background for the Separation and REIT Conversion,” beginning on page 50, has been revised in response to the Staff’s comment.

11.	Please disclose the matters incident to the proposed spinoff that the board discussed at the executive session on March 25, 2010. Please also discuss the main advantages and disadvantages that were discussed at this meeting as well as the possible alternative transaction structures. Describe why the board did not pursue the alternative transaction structures and instead chose to pursue this one.

Response: The section titled “The Proposals—Background for the Separation and REIT Conversion,” beginning on page 50, has been revised in response to the Staff’s comment.

12.	Please disclose the names of the members of the special committee, how they were chosen to be members of the special committee and the duties of the special committee.

Response: The section titled “The Proposals—Background for the Separation and REIT Conversion,” beginning on page 50, has been revised in response to the Staff’s comment.

13.	Please provide more detailed disclosure regarding each of the telephonic meetings that occurred on May 3, May 5 and May 11, 2010.

Response: The section titled “The Proposals—Background for the Separation and REIT Conversion,” beginning on page 50, has been revised in response to the Staff’s comment.

14.	Please provide additional detailed disclosure regarding what occurred at the May 6, 2010, Sun board of directors telephonic meeting.

Response: The section titled “The Proposals—Background for the Separation and REIT Conversion,” beginning on page 50, has been revised in response to the Staff’s comment.

15.	We note that on June 17, 2010, the board also met separately from management and discussed the proposed Separation. Please provide detailed disclosure regarding these discussions.

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Response: The section titled “The Proposals—Background for the Separation and REIT Conversion,” beginning on page 50, has been revised in response to the Staff’s comment.

Management of New Sun, page 56

Management of Sabra, page 61

16.	We note your response to comment 32 from our letter dated June 21, 2010. In light of the fact that Sabra’s real estate portfolio will consist of owning substantially all of Sun’s currently owned real property, and New Sun will be leasing those assets from Sabra, please disclose that Messrs. Walters and Foster will have actual conflicts of interest in serving on the boards of both companies. Also discuss how the actual conflicts of interest will impact their ability to participate in board matters with respect to business matters that are significant to each company. Finally, we note that you have removed the risk factor which addresses the risks that may arise from conflicts of interest that may exist between New Sun and Sabra because of their overlapping directors. Please provide us with a more detailed description of why you believe this is no longer a material risk.

Response: Both New Sun and Sabra believe the conflict of interest posed by Messrs. Walters and Foster serving on the boards of Sabra and New Sun is not a material risk because each of Sabra and New Sun intends to adopt governance guidelines to mitigate this risk. Initially, the material relationship between Sabra and New Sun will be implemented under the terms of the Lease Agreements, which will have been fully negotiated and entered into on or prior to the Separation and, therefore, during a time in which there was no conflict (as both Sabra and New Sun are wholly owned entities of Sun until the Separation). While disputes may arise under the Lease Agreements, to the extent those disputes are addressed at the board level of either New Sun or Sabra, Messrs. Walters and Foster would be prohibited under the governance guidelines to be adopted by each company from participating in those board discussions for either company. Because each board will have sufficient directors to conduct business without the presence of Messrs. Walters and Foster, both Sabra and New Sun believe this approach will be practical and will mitigate the risk posed by this conflict of interest. Aside from board matters directly relating to negotiations, disputes or other material matters between Sabra and New Sun, neither Sabra nor New Sun expects to exclude Messrs. Walters and Foster from any other board business or company information.

The disclosure on pages 15, 58, 62, 70, 189 and 196 has been revised to describe the conflict of interest discussed above as well as the governance guidelines to be implemented by Sabra and New Sun to mitigate this risk.

Relationship Between New Sun and Sabra After the Separation and REIT Conversion Merger, page 65

17.

We note your new disclosure in the first paragraph that, with respect to the overlapping directors, “it is not expected that certain information concerning the relationship between Sabra and New Sun that will be provided other directors will be provided to Mr. Walters or Mr. Foster.” Please clarify what type of information would not be provided

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to Messrs. Walters and Foster and how this expectation of restricted communication would operate.

Response: As described in the response to Comment 16 above, each of Sabra and New Sun expect to adopt governance guidelines prior to the Separation that will prohibit Messrs. Walters and Foster from participating in board discussions at either New Sun or Sabra to the extent the discussions at Sabra relate to negotiations, disputes or other material matters involving New Sun or the discussions at New Sun relate to negotiations, disputes or other material matters involving Sabra. These guidelines would also provide that Messrs. Walters and Foster would be excluded from distributions of information directly relating to these matters that are provided to the other board members in preparation for or at the board meetings at which these matters are discussed. Aside from these matters, neither Sabra nor New Sun expects to exclude Messrs. Walters and Foster from any other board business or company information. The disclosure on pages 58, 62, 70, 189 and 196 has been revised accordingly.

Description of Material Indebtedness, page 70

18.	We note your response to comment 38 in our letter dated June 21, 2010. Your revised disclosure states that the indebtedness to be incurred by New Sun and Sabra will be allocated between them based upon various factors, including the ability of New Sun to cover interest payments and maintain lease-adjusted leverage similar to Sun’s lease-adjusted leverage prior to the Separation, and Sabra achieving a leverage ratio in a range consistent with other publicly traded real estate investment trusts. Please disclose the range of leverage ratios that is consistent with other publicly traded real estate investment trusts. Please also update the prospectus prior to seeking effectiveness to disclose the total amount of debt that each of New Sun and Sabra then have.

Response: The disclosure on page 71 has been revised to disclose the range of leverage ratios that is expected to be achieved by Sabra consistent with other publicly traded real estate investment trusts.

In addition, please note that while each of Sabra and New Sun expects to enter into commitment letters for the revolving credit portion of the debt financing it expects to obtain, neither Sabra nor New Sun expects to enter into the underlying debt agreements for the proposed debt financing, or close such debt financing, until shortly before the closing of the Separation. Accordingly, at the time of effectiveness of the Registration Statement, the prospectus will set forth the total amount of debt that each of New Sun and Sabra expect to have at the Separation based on the information then available to New Sun and Sabra regarding the extent of their respective anticipated debt financing needs as well as the potential terms for such financing.

Material U.S. Federal Income Tax Consequences, page 71

U.S. Federal Income Tax Consequences of the Separation, page 72

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19.	We have reviewed the draft tax opinion to be filed as Exhibit 8.1, which you provided in response to comment two from our letter dated June 21, 2010. In the draft tax opinion, counsel opines on the accuracy of the disclosure in the registration statement under the section entitled “Material U.S Federal Income Tax Consequences.” Please file a legal opinion that opines on the material tax consequences of the transactions. In this section and the prospectus summary, state that you have received an opinion on the material tax consequences, identify counsel and identify the material tax consequences counsel has opined upon. Where counsel cannot opine or the opinion is subject to uncertainty, explain the reasons why, the degree of uncertainty, and the risks to shareholders.

Response: In response to the Staff’s comment, the disclosures on pages 19 and 22 of the prospectus summary and on pages 72, 73 and 75 of the section entitled “Material U.S. Federal Income Tax Consequences” have been revised.

In addition, the draft legal opinion has been revised in response to the Staff’s comment. We are supplementally providing under separate cover the revised draft copy of such legal opinion to the Staff for its review.

Distribution and Dividend Policy, page 86

20.	We note your disclosure that Sabra expects to pay distributions in cash in an amount equal to approximately 80% of Sabra’s funds from operations for each quarterly period. Please revise your disclosure to describe how “funds from operations” will be calculated for purposes of this distribution policy.

Response: The disclosure on page 88 has been revised to describe how “funds from operations” will be calculated for purposes of Sabra’s distribution policy.

Business of Sabra, page 97

21.	Please provide the disclosure called for by Instruction 3 of Item 14 of Form S-11.

Response: The disclosure on page 102 has been revised to state that Sabra believes the Sabra Properties are adequately covered by insurance.

22.	Please define the terms “long-term triple-net leases,” “capital appreciation” and “acuity level.”

Response: The following changes have been made to the Registration Statement in response to the Staff’s comment:

•	The disclosure on page 101 has been revised to explain what is meant by the term “long-term triple net leases.”

•	The disclosure on page 101 has been revised to replace the phrase “capital appreciation” with “appreciation of asset values.”

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•	The disclosure on pages 91 and 104 has been revised to explain what is meant by the term “acuity level.”

23.	Please describe in greater detail why you chose to operate through an umbrella partnership structure and the positives and negatives of this structure.

Response: The disclosure on page 110 has been revised in response to the Staff’s comment.

Competitive Strengths, page 102

Experienced Management Team, page 102

24.	You disclose that your management team has extensive healthcare and real estate experience. On page 42, however, you disclose that your management does not have experience operating a REIT. Please reconcile these two statements.

Response: We believe that the two statements on pages 41 and 106 are not inconsistent. Sabra’s management team does have extensive healthcare and real estate experience. Mr. Matros has approximately 20 years of experience in the acquisition, development and disposition of skilled nursing facilities and other healthcare facilities, including nine years at Sun. Likewise, Mr. Andrews has over 10 years of experience in both the provision of healthcare services and healthcare real estate. However, neither Mr. Matros nor Mr. Andrews has been an executive officer of a REIT and accordingly while both have extensive healthcare and real estate experience, neither has experience operating a REIT.

In addition, the disclosure beginning on page 106 has been revised to describe the healthcare and real estate experience of Talya Nevo-Hacohen, who is expected to serve as Sabra’s Chief Investment Officer following the REIT Conversion Merger.

Ability to Access Capital Markets, page 103

25.	Please provide some examples of your management team’s experience in successfully accessing both debt and equity capital markets, including who on your management team has such experiences.

Response: Each of Mr. Matros, Mr. Andrews and Ms. Talya Nevo-Hacohen has substantial experience in successfully accessing debt and equity capital markets. Mr. Matros led Sun in a $56 million private placement of common stock in 2004, a $122 million underwritten public offering of common stock in 2006, a $485.0 million senior secured credit facility with a syndicate of financial institutions led by Credit Suisse as the administrative agent and collateral agent in 2007, a $200.0 million high yield debt financing in 2007 and a $238 million equity offering in 2010. Mr. Andrews led CareMeridian in multiple bank refinancings and healthcare facility development financings from 1997 - 2004. Ms. Nevo-Hacohen was involved in marketing and closing a $1.0 billion real estate fund in 2008 while at Cerberus and, while at HCP, Inc., led the issuance of $600.0 million of unsecured bonds, led the issuance of $170 million in

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preferred stock, structured and negotiated a $500.0 million unsecured revolving credit facility and subsequent $1.0 billion unsecured revolving credit facility, structured, negotiated and assisted in syndicating a $3.4 billion acquisition financing, and arranged for multiple property and portfolio mortgage financings through Fannie Mae and conduit lenders.

Proactive Asset Management, page 103

26.	Please disclose how you intend to actively monitor the operating results of skilled nursing and senior housing facilities.

Response: We have revised the disclosure on page 107 to remove the phrase “actively monitor the operating results of its skilled nursing and senior housing facilities and.” The intent of the disclosure in the bullet point heading “Proactive Asset Management” is to emphasize the competitive benefit to Sabra from the experience that its management team has in operating skilled nursing and senior housing facilities. Sabra believes its executives will be able to leverage their experience and expertise to provide its operators with significant assistance in the areas of marketing, development, facility expansion and strategic planning asset management.

Business Strategy, page 103

Opportunistically Pursue Acquisitions and Diversification, page 103

27.	Please explain what the term “opportunistic acquisitions” means. Please also explain what a life sciences facility is.

Response: The term “opportunistic acquisitions” as used on page 107 is a reference to the concept that while Sabra intends to evaluate each potential transaction lead that it is able to generate, it will not have a fixed schedule of the number of acquisitions it intends to make over a particular time period. Instead, Sabra intends to pursue those acquisitions that meet Sabra’s investing and financing strategy and that are attractively priced. A “life sciences facility” means a commercial facility that is primarily focused on life sciences research, development or commercialization, including properties that house biomedical and medical device companies.

Capital Source to Underserved Operators, page 104

28.	Please explain this part of your business in greater detail and revise your disclosure to describe the types of investments you may make that will constitute capital funding for healthcare operators. Please also disclose what percentage of your revenues you expect to earn from this line of business.

Response: As noted in the response to Comment 5 above, the disclosure on page 108 has been revised to clarify that lending funds to healthcare operators is not a key component of Sabra’s business strategy. Accordingly, Sabra does not expect its revenues from loans

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(if any) to healthcare property operators over the next three years will exceed 10% of its consolidated revenues.

Investment and Financing Strategy, page 104

29.	You state that Sabra expects to have access to government agency debt, including Fannie Mae and HUD financing. Please provide us with your basis for this statement and qualify this statement by disclosing how much government agency debt and Fannie Mae and HUD financing you expect to have access to.

Response: Sun currently has HUD financing arrangements in place for several of its properties. Based on its experience, Sun believes that such financing, as well as other types of government agency financing can be advantageous to the owner of a healthcare property, and accordingly, could be an attractive alternative source of financing to Sabra if Sabra determines to seek such financing and such financing is available to it.

The disclosure on pages 107 and 109 has been revised to clarify that Sabra expects to seek financing from U.S. government agencies, including Fannie Mae and HUD, in appropriate circumstances.

Policies of Sabra With Respect to Certain Activities, page 107

Financing Policies, page 108

30.	We note your disclosure stating that you may issue debt or equity securities. Please also disclose whether you may issue senior securities. Please see Item 12(a) of Form S-11.

Response: The disclosure on page 113 has been revised to state that Sabra may issue senior securities.

Sabra Unaudited Pro Forma Consolidated Financial Statements, page 120

Notes to Sabra Unaudited Pro Forma Consolidated Financial Statements, page 124

Note 4 – General and Administrative Expenses, page 125

31.	We note your response to comment 64 from our letter dated June 21, 2010 and your additional disclosure on page 126. Please expand your disclosure to include more detail of the compensation-related amount of expected G&A expense. Specify if this amount includes an estimate for new equity awards for Mr. Matros to replace the awards that will be terminated for no consideration as part of this transaction.

Response: The disclosure on page 131 has been revised in response to the Staff’s comment.

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Management of Sabra, page 179

32.	We note your disclosure that the key experience, qualifications and skills that are expected to be important for persons who will serve on Sabra’s board of directors are the same as those applicable to New Sun. Please revise your disclosure for each director and person nominated or chosen to become a director of Sabra, to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for Sabra. Your reference to the disclosure for New Sun is not sufficient. Please see Item 401(e)(1) of Regulation S-K.

Response: The section titled “Management of Sabra—Directors” beginning on page 192 has been revised to provide the disclosure required by Item 401(e)(1) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 205

33.	We note your revised disclosure that Sun “does not anticipate” that the Separation and REIT Conversion Merger will trigger a change in control. Please revise your disclosure to clearly state whether the Separation and REIT Conversion Merger will trigger a change in control that will cause payment of severance benefits for your Named Executive Officers.

Response: The disclosure on page 221 has been revised to clearly state that neither the Separation nor REIT Conversion Merger will trigger a change in control that will cause payment of severance benefits to any of Sun’s Named Executive Officers.

Where You Can Find More Information, page 240

34.	We note that you forward incorporate by reference certain documents to be filed by Sun. As it appears that you are relying on Items 13 and 16 of Form S-4 which do not permit forward incorporation by reference, please tell us why you believe it is appropriate to do so.

Response: In the response to Comment 78 of the Staff’s comment letter dated June 21, 2010, we inadvertently referred to Items 13 and 16 of Form S-4 as the basis for Sabra’s ability to forward incorporate by reference. We should have instead referred to Items 14 and 15 of Form S-4. In accordance with Instruction B.1.c. to Form S-4, Sabra is disclosing information with respect to itself pursuant to Item 14 of Form S-4. In accordance with Instruction C.1.a. to Form S-4, Sun is disclosing information with respect to itself under Items 10 and 11 of Form S-4 by virtue of the provisions of Item 15 of S-4. Item 11(b)(1) of Form S-4 permits forward incorporation by reference.

Part II, page II-1

Exhibit 21. Exhibits and Financial Statement Schedules, page II-2

35.	We note your response to comment 80 in our letter dated June 21, 2010. You state that because Sabra will not be a party to the Distribution Agreement, you do not believe that

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it is required to be filed. Your disclosure on page 16 and 65, however, indicates that Sabra will be a party to the Distribution Agreement. For example, on page 16 you state that:

To govern their ongoing relationship, on or prior to the Separation, New Sun and Sabra or their respective subsidiaries, as applicable, will enter into: (i) a distribution agreement, providing for certain organizational matters, the mechanics related to the Separation and REIT Conversion Merger as well as other ongoing obligations of New Sun and Sabra (the “Distribution Agreement”).

Please file the Distribution Agreement with your next amendment to the Registration Statement.

Response: Sabra will be a party to the Distribution Agreement. The exhibit index to Sabra’s Registration Statement has been updated to list the form of Distribution Agreement as Exhibit 2.2. However, the Distribution Agreement is not yet fully negotiated and, accordingly, it has not been filed with Amendment No. 2. The form of Distribution Agreement will be filed as an exhibit to the Registration Statement prior to seeking acceleration of the effectiveness of the Registration Statement.

Exhibit 5.1 Legal Opinion

36.	Assumptions 5 and 6 of the draft legal opinion appear to be inappropriate. It is not appropriate for counsel to assume any material facts that underlie the opinion or facts that are readily ascertainable. It is not appropriate to assume that Sun is a corporation duly incorporated, validly existing and in good standing and that each share of common stock of Sun that will be converted in the Merger into a share of Sabra was duly authorized, validly issued, fully paid and nonassessable as these are material facts necessary to render your opinion. Additionally, it is not appropriate for counsel to assume that Sun has taken all action necessary to validly authorize the execution, delivery and performance of the Merger Agreement and to effect the Merger because these are also material facts necessary to render your opinion. Please provide a revised opinion that omits these assumptions.

Response: The draft legal opinion has been revised to delete assumptions 5 and 6. Per the Staff’s request, we are supplementally providing under separate cover the revised draft copy of such legal opinion to the Staff for its review.

***********

For the Staff’s convenience, we will arrange for you to receive separately copies of Amendment No. 2 that are marked to show cumulative changes from the Amendment No. 1 that was filed on July 14, 2010.

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We appreciate the Staff’s comments and request that the Staff contact the undersigned at (949) 823-6980 or (949) 823-6994 (facsimile) with any questions or comments regarding this letter.

Very truly yours,

/s/ Andor D. Terner
Andor D. Terner
of O’MELVENY & MYERS LLP

cc:	Richard K. Matros, Chief Executive Officer

    Sabra Health Care REIT, Inc.

William A. Mathies, President and Chief Operating Officer

    SHG Services, Inc.

Robert T. Plesnarski, Esq.

    O’Melveny & Myers LLP

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